                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)


                              INSTRON CORPORATION

                              (Name of the Issuer)

                          ISN ACQUISITION CORPORATION

                       KIRTLAND CAPITAL PARTNERS III L.P.


                             KIRTLAND PARTNERS LTD.


                        KIRTLAND CAPITAL COMPANY III LLC


              GEORGE S. BURR                            JONATHAN L. BURR
              HELEN L. BURR                    THE JONATHAN L. BURR TRUST -- 1965
     THE HAROLD HINDMAN TRUST -- 1969                  YAHYA GHARAGOZLOU
              HAROLD HINDMAN                           ARTHUR D. HINDMAN
            JAMES M. MCCONNELL                        WILLIAM J. MILLIKEN
             JOSEPH E. AMARAL                          LINTON A. MOULDING
           KENNETH L. ANDERSEN                      JANE ELIZABETH MOULDING
             JOHN R. BARRETT                            NORMAN L. SMITH

                              INSTRON CORPORATION
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   0004577761
                     (CUSIP Number of Class of Securities)


  Kirtland Capital Partners III L.P.            Instron Corporation        James M. McConnell
       c/o Raymond A. Lancaster                c/o James M. McConnell       Joseph E. Amaral
         2550 SOM Center Road                    100 Royall Street        Kenneth L. Andersen
               Suite 105                          Canton, MA 02021          John R. Barrett
      Willoughby Hills, OH 44904                   (781) 828-2500           Jonathan L. Burr
            (440) 585-9010                                                The Jonathan L. Burr
                                                                             Trust -- 1965
        Kirtland Partners Ltd.                                             Yahya Gharagozlou
   Kirtland Capital Company III LLC                                        Arthur D. Hindman
      ISN Acquisition Corporation                  George S. Burr         William J. Milliken
c/o Kirtland Capital Partners III L.P.             Helen L. Burr           Linton A. Moulding
       c/o Raymond A. Lancaster                  The Harold Hindman     Jane Elizabeth Moulding
         2550 SOM Center Road                      Trust -- 1969            Norman L. Smith
               Suite 105                           Harold Hindman       c/o Instron Corporation
      Willoughby Hills, OH 44904              c/o Instron Corporation      100 Royall Street
            (440) 585-9010                       100 Royall Street          Canton, MA 02021
                                                  Canton, MA 02021           (781) 828-2500
                                                   (781) 828-2500


                                WITH COPIES TO:

     Stuart M. Cable, P.C.           Charles W. Hardin, Jr.        John R. Utzschneider      Thomas J. Dougherty
  Joseph L. Johnson III, P.C.      Jones, Day, Reavis & Pogue        Bingham Dana LLP       Skadden, Arps, Slate,
  Goodwin, Procter & Hoar LLP          901 Lakeside Avenue          150 Federal Street       Meagher & Flom LLP
        Exchange Place                 Cleveland, OH 44114           Boston, MA 02110         One Beacon Street
       Boston, MA 02109                  (216) 586-3939               (617) 951-8000          Boston, MA 02108
        (617) 570-1000                                                                         (617) 573-4800

          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)

    This statement is filed in connection with (check the appropriate box):

    a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

    b. [ ] The filing of a registration statement under the Securities Act of 1933.

    c. [ ] A tender offer.

    d. [ ] None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]


                           CALCULATION OF FILING FEE

-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
        TRANSACTION VALUE*                             AMOUNT OF FILING FEE
-----------------------------------------------------------------------------------------------
           $151,662,752                                      $30,333
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. Calculated in accordance with Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended. Assumes the purchase of 6,653,238 shares of Common Stock, par value $1.00 per share, of Instron Corporation at $22.00 per share and the purchase of underlying options to purchase Common Stock for an aggregate of $5,291,516.

    [X] Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    Amount previously paid: $30,333

    Form or registration no.: Preliminary Proxy Statement on Schedule 14A (filed concurrently with this Schedule 13E-3)

    Filing party: Instron Corporation

    Date filed: May 26, 1999

     This Rule 13e-3 Transaction Statement (this "Statement") is being filed with the Securities and Exchange Commission (the "Commission") in connection with the merger (the "Merger") of ISN Acquisition Corporation ("MergerCo") with and into Instron Corporation ("Instron"), with Instron continuing as the surviving corporation (the "Surviving Corporation"), pursuant to an Agreement and Plan of Merger dated as of May 6, 1999 (the "Merger Agreement") by and among Instron, MergerCo and Kirtland Capital Partners III L.P., the parent of MergerCo ("Kirtland"). Under the Merger Agreement, each share of common stock, par value $1.00 per share, of Instron (the "Instron Common Stock") outstanding immediately prior to the Merger, other than shares held by Instron, its subsidiaries, MergerCo or dissenting Instron stockholders, will be canceled and converted automatically into the right to receive $22.00 in cash without interest. In addition, certain members of Instron's management and their affiliates (the "Management Investors") and certain members of Instron's Board of Directors and/or their affiliates (the "Other Investors") who or which are also stockholders of Instron will exchange some of their shares of Instron Common Stock for equity in the Surviving Corporation and will have certain of their stock options assumed by the Surviving Corporation. Accordingly, upon consummation of the Merger, the entire equity interest in Instron as the Surviving Corporation will be owned by Kirtland and certain of its affiliates, the Management Investors and the Other Investors. James M. McConnell, Joseph E. Amaral, Kenneth L. Andersen, John R. Barrett, Jonathan L. Burr, The Jonathan L. Burr Trust -- 1965, Yahya Gharagozlou, Arthur D. Hindman, William J. Milliken, Linton A. Moulding, Jane Elizabeth Moulding and Norman L. Smith are the Management Investors. George S. Burr, Helen L. Burr and The Harold Hindman
Trust -- 1969 are the Other Investors. Harold Hindman is filing this Statement solely in his capacity as trustee of The Harold Hindman Trust -- 1969. He is not, in his individual capacity, one of the Other Investors.


     Concurrently with the filing of this Statement, Instron has filed with the Commission a preliminary Proxy Statement on Schedule 14A (the "Proxy Statement") in connection with a special meeting of the stockholders of Instron at which such stockholders will be asked to approve the Merger Agreement.


     The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Statement. The information in the Proxy Statement which is attached hereto as Exhibit (d)(3), including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement.

                             CROSS REFERENCE SHEET

          ITEM IN                                   CAPTION OR LOCATION
       SCHEDULE 13E-3                              IN THE PROXY STATEMENT
       --------------                              ----------------------
Item 1(a)                       Cover Page and "Summary -- The Companies"
Item 1(b)                       Cover Page, "Summary -- Record Date; Voting Power,"
                                "Historical Market Information" and "The Special
                                Meeting -- Record Date and Quorum Requirement"
Item 1(c)-(d)                   "Historical Market Information"
Item 1(e)                       *
Item 1(f)                       "Principal Stockholders and Stock Ownership of Management
                                and Others" and Appendix D to the Proxy Statement
Item 2(a)-(d) and (g)           "Summary -- The Companies" and "Certain Information
                                Concerning MergerCo and the Investor Group"
Item 2(e)-(f)                   *
Item 3(a)(1)                    "Special Factors -- Background of the Merger," "-- Conflicts
                                of Interest" and Appendix D to the Proxy Statement

---------------

* Not applicable or answer is negative

          ITEM IN                                   CAPTION OR LOCATION
       SCHEDULE 13E-3                              IN THE PROXY STATEMENT
       --------------                              ----------------------
Item 3(a)(2)                    "Special Factors -- Background of the Merger" and
                                "-- Conflicts of Interest"
Item 3(b)                       "Special Factors -- Background of the Merger" and
                                "-- Conflicts of Interest"
Item 4(a)                       "Questions and Answers about the Merger," "Summary -- Terms of the Merger Agreement," "-- Share Ownership of Instron
                                Following the Merger," "-- Conflicts of Interest,"
                                "-- Appraisal Rights," "Special Factors -- Certain Effects
                                of the Merger," "-- Financing of the Merger," "-- Conflicts
                                of Interest," "The Special Meeting -- Effective Time of the
                                Merger and Payment for Shares," "The Merger," "Appraisal
                                Rights" and Appendix A to the Proxy Statement
Item 4(b)                       "Questions and Answers about the Merger," "Summary -- Share
                                Ownership of Instron Following the Merger," "-- Conflicts of
                                Interest," "-- Appraisal Rights," "Special
                                Factors -- Purpose and Reasons of the Investor Group for the
                                Merger," "-- Conflicts of Interest," "-- Certain Effects of
                                the Merger," "The Merger" and "Appraisal Rights"
Item 5(a)-(b)                   *
Item 5(c)                       "Special Factors -- Conflicts of Interest" and "-- Conduct
                                of Instron's Business After the Merger"
Item 5(d)                       "Historical Market Information," "Special Factors -- Conduct
                                of Instron's Business After the Merger" and "The
                                Merger -- Terms of the Merger Agreement -- Covenants"
Item 5(e)                       "Special Factors -- Certain Effects of the Merger,"
                                "-- Financing of the Merger" and "-- Conduct of Instron's
                                Business After the Merger"
Item 5(f)-(g)                   "Special Factors -- Certain Effects of the Merger"
Item 6(a)                       "Special Factors -- Financing of the Merger"
Item 6(b)                       "The Merger -- Estimated Fees and Expenses of the Merger"
Item 6(c)                       "Special Factors -- Financing of the Merger"
Item 6(d)                       *
Item 7(a)-(c)                   "Questions and Answers about the Merger," "Summary,"
                                "Special Factors -- Background of the Merger," "-- The
                                Special Committee's and the Instron Board's Recommendation,"
                                "-- Opinion of Financial Advisor," "-- Purpose and Reasons
                                of the Investor Group for the Merger" and "-- Conflicts of
                                Interest"
Item 7(d)                       "Questions and Answers about the Merger," "Summary,"
                                "Special Factors -- Background of the Merger," "-- Purpose
                                and Reasons of the Investor Group for the Merger,"
                                "-- Conflicts of Interest," "-- Certain Effects of the
                                Merger," "--Financing of the Merger," "-- Conduct of
                                Instron's Business After the Merger," "Appraisal Rights,"
                                "Federal Income Tax Consequences" and "Principal
                                Stockholders and Stock Ownership of Management and Others"
Item 8(a)-(b)                   "Questions and Answers about the Merger,"
                                "Summary -- Recommendations," "-- Opinion of Financial
                                Advisor," "-- Conflicts of Interest," "-- Appraisal Rights,"
                                "Special Factors -- Background of the Merger," "-- The
                                Special Committee's and the Instron Board's Recommendation,"
                                "-- Opinion of Financial Advisor," "-- Position of the
                                Investor Group as to Fairness of the Merger," "-- Conflicts
                                of Interest" and "Appraisal Rights"

---------------

* Not applicable or answer is negative

          ITEM IN                                   CAPTION OR LOCATION
       SCHEDULE 13E-3                              IN THE PROXY STATEMENT
       --------------                              ----------------------
Item 8(c)                       "Questions and Answers about the Merger," "Summary -- Vote
                                Required," "The Special Meeting -- Voting Procedures" and
                                "The Merger -- Terms of the Merger Agreement -- Conditions."
Item 8(d)                       "Questions and Answers about the Merger," "Special
                                Factors -- Background of the Merger," "-- The Special
                                Committee's and the Instron Board's Recommendation" and
                                "-- Opinion of Financial Advisor"
Item 8(e)                       "Questions and Answers about the Merger," "Summary --
                                Recommendations," "Special Factors -- Background of the
                                Merger" and
                                "-- The Special Committee's and the Instron Board's
                                Recommendation"
Item 8(f)                       "Special Factors -- Background of the Merger"
Item 9(a)-(c)                   "Summary -- Recommendations," "-- Opinion of Financial
                                Advisor," "Special Factors -- Background of the Merger,"
                                "-- The Special Committee's and the Instron Board's
                                Recommendation," "-- Opinion of Financial Advisor,"
                                "-- Conflicts of Interest" and Appendix B to the Proxy
                                Statement
Item 10(a)                      "Principal Stockholders and Stock Ownership of Management
                                and Others"
Item 10(b)                      "Principal Stockholders and Stock Ownership of Management
                                and Others" and Appendix D to the Proxy Statement
Item 11                         "Questions and Answers about the Merger," "Summary -- Terms of the Merger Agreement," "Special Factors -- Background of
                                the Merger,"
                                "-- Conflicts of Interest," "-- Financing of the Merger,"
                                "The Special Meeting -- Voting Agreement," "The Merger" and
                                Appendix A to the Proxy Statement
Item 12(a)-(b)                  "Summary -- Recommendations," "-- Share Ownership of Instron
                                Following the Merger," "-- Conflicts of Interest," "Special
                                Factors -- Background of the Merger," "-- The Special
                                Committee's and the Instron Board's Recommendation,"
                                "-- Conflicts of Interest," "-- Purpose and Reasons of the
                                Investor Group for the Merger," "-- Financing of the Merger"
                                and "The Special Meeting -- Voting Agreement"
Item 13(a)                      "Summary -- Appraisal Rights," "The Special
                                Meeting -- Voting Procedures," "Appraisal Rights" and
                                Appendix C to the Proxy Statement
Item 13(b)-(c)                  *
Item 14(a)                      "Selected Historical Consolidated Financial Data" and
                                "Unaudited Pro Forma Condensed Consolidated Financial
                                Data -- Ratio of Earnings to Fixed Charges"
Item 14(b)                      "Unaudited Pro Forma Condensed Consolidated Financial Data"
Item 15(a)-(b)                  "Summary -- Effects of the Merger," "-- Financing of the
                                Merger," "Special Factors -- Conflicts of Interest,"
                                "-- Certain Effects of the Merger," "-- Financing of the
                                Merger," "-- Conduct of Instron's Business After the
                                Merger," "The Special Meeting -- Proxy Solicitation" and
                                "The Merger"
Item 16                         Proxy Statement
Item 17(a)-(f)                  *

---------------

* Not applicable or answer is negative.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The information set forth on the cover page to the Proxy Statement and in the section entitled "Summary -- The Companies" of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth on the cover page to the Proxy Statement and in the sections entitled "Summary -- Record Date; Voting Power," "Historical Market Information" and "The Special Meeting -- Record Date and Quorum Requirement" of the Proxy Statement is incorporated herein by reference.

     (c)-(d) The information set forth in the section entitled "Historical Market Information" of the Proxy Statement is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the section entitled "Principal Stockholders and Stock Ownership of Management and Others" of the Proxy Statement and in Appendix D to the Proxy Statement is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d), (g) This Statement is being filed jointly by Instron, MergerCo, Kirtland, the Management Investors and the Other Investors. The information set forth in the sections entitled "Summary -- The Companies" and "Certain Information Concerning MergerCo and the Investor Group" of the Proxy Statement is incorporated herein by reference.

     (e), (f) None of the persons or entities with respect to whom information is required by this item has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a)(1) The information set forth in the sections entitled "Special
Factors -- Background of the Merger" and "-- Conflicts of Interest" of the Proxy Statement and in Appendix D to the Proxy Statement is incorporated herein by reference.

     (a)(2) The information set forth in the sections entitled "Special
Factors -- Background of the Merger" and "-- Conflicts of Interest" of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in the sections entitled "Special
Factors -- Background of the Merger" and "-- Conflicts of Interest" of the Proxy Statement is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The information set forth in the sections entitled "Questions and Answers about the Merger," "Summary -- Terms of the Merger Agreement," "-- Share Ownership of Instron Following the Merger," "-- Conflicts of Interest,"
"-- Appraisal Rights," "Special Factors -- Certain Effects of the Merger,"
"-- Financing of the Merger," "-- Conflicts of Interest," "The Special
Meeting -- Effective Time of the Merger and Payment for Shares," "The Merger" and "Appraisal Rights" of the Proxy Statement and Appendix A to the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in the sections entitled "Questions and Answers about the Merger," "Summary -- Share Ownership of Instron Following the Merger," "-- Conflicts of Interest," "-- Appraisal Rights," "Special
Factors -- Purpose and Reasons of the Investor Group for the Merger,"
"-- Conflicts of Interest," "-- Certain Effects of the Merger," "The Merger" and "Appraisal Rights" of the Proxy Statement is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(b) Not applicable.

     (c) The information set forth in the sections entitled "Special
Factors -- Conflicts of Interest" and "--Conduct of Instron's Business After the Merger" of the Proxy Statement is incorporated herein by reference.

     (d) The information set forth in the sections entitled "Historical Market Information," "Special Factors -- Conduct of Instron's Business After the Merger" and "The Merger -- Terms of the Merger Agreement -- Covenants" of the Proxy Statement is incorporated herein by reference.

     (e) The information set forth in the sections entitled "Special
Factors -- Certain Effects of the Merger," "-- Financing of the Merger" and "-- Conduct of Instron's Business After the Merger" of the Proxy Statement is incorporated herein by reference.

     (f)-(g) The information set forth in the section entitled "Special
Factors -- Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the section entitled "Special Factors -- Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in the section entitled "The
Merger -- Estimated Fees and Expenses of the Merger" of the Proxy Statement is incorporated herein by reference.

     (c) The information set forth in the section entitled "Special Factors -- Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

     (d) Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a)-(c) The information set forth in the sections entitled "Questions and Answers about the Merger," "Summary," "Special Factors -- Background of the Merger," "-- The Special Committee's and the Instron Board's Recommendation," "-- Opinion of Financial Advisor," "-- Purpose and Reasons of the Investor Group for the Merger" and "-- Conflicts of Interest" of the Proxy Statement is incorporated herein by reference.

     (d) The information set forth in the sections entitled "Questions and Answers about the Merger," "Summary," "Special Factors -- Background of the Merger," "-- Purpose and Reasons of the Investor Group for the Merger,"
"-- Conflicts of Interest," "-- Certain Effects of the Merger," "-- Financing of the Merger," "-- Conduct of Instron's Business After the Merger," "Appraisal Rights," "Federal Income Tax Consequences" and "Principal Stockholders and Stock Ownership of Management and Others" of the Proxy Statement is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a)-(b) The information set forth in the sections entitled "Questions and Answers about the Merger," "Summary -- Recommendations," "-- Opinion of Financial Advisor," "-- Conflicts of Interest," "-- Appraisal Rights," "Special Factors -- Background of the Merger," "-- The Special Committee's and the Instron Board's Recommendation," "-- Opinion of Financial Advisor," "-- Position of the Investor Group as to Fairness of the Merger," "-- Conflicts of Interest" and "Appraisal Rights" of the Proxy Statement is incorporated herein by reference.

     (c) The information set forth in the sections entitled "Questions and Answers about the Merger," "Summary -- Vote Required," "The Special Meeting -- Voting Procedures" and "The Merger -- Terms of the Merger Agreement -- Conditions" of the Proxy Statement is incorporated herein by reference.

     (d) The information set forth in the sections entitled "Questions and Answers about the Merger," "Special Factors -- Background of the Merger,"
"-- The Special Committee's and the Instron Board's Recommendation" and
"-- Opinion of Financial Advisor" of the Proxy Statement is incorporated herein by reference.

     (e) The information set forth in the sections entitled "Questions and Answers about the Merger," "Summary -- Recommendations," "Special
Factors -- Background of the Merger" and "-- The Special Committee's and the Instron Board's Recommendation" of the Proxy Statement is incorporated herein by reference.

     (f) The information set forth in the section entitled "Special
Factors -- Background of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a)-(c) The information set forth in the sections entitled
"Summary -- Recommendations," "-- Opinion of Financial Advisor," "Special Factors -- Background of the Merger," "-- The Special Committee's and the Instron Board's Recommendation," "-- Opinion of Financial Advisor" and
"-- Conflicts of Interest" of the Proxy Statement and in Appendix B to the Proxy Statement is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The information set forth in the section entitled "Principal Stockholders and Stock Ownership of Management and Others" of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in the section entitled "Principal Stockholders and Stock Ownership of Management and Others" of the Proxy Statement and in Appendix D to the Proxy Statement is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in the sections entitled "Questions and Answers about the Merger," "Summary -- Terms of the Merger Agreement," "Special
Factors -- Background of the Merger," "-- Conflicts of Interest," "-- Financing of the Merger," "The Special Meeting -- Voting Agreement" and "The Merger" of the Proxy Statement and in Appendix A to the Proxy Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a)-(b) The information set forth in the sections entitled
"Summary -- Recommendations," "-- Share Ownership of Instron Following the Merger," "-- Conflicts of Interest," "Special Factors -- Background of the Merger," "-- The Special Committee's and the Instron Board's Recommendation," "-- Purpose and Reasons of the Investor Group for the Merger," "-- Financing of the Merger" and "The Special Meeting -- Voting Agreement" of the Proxy Statement is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

     (a) The information set forth in the sections entitled
"Summary -- Appraisal Rights," "The Special Meeting -- Voting Procedures" and "Appraisal Rights" of the Proxy Statement and in Appendix C to the Proxy Statement is incorporated herein by reference.

     (b)-(c) Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

     (a) The relevant financial information set forth in the sections entitled "Selected Historical Consolidated Financial Data" and "Unaudited Pro Forma Condensed Consolidated Financial Data -- Ratio of Earnings to Fixed Charges" of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in the section entitled "Unaudited Pro Forma Condensed Consolidated Financial Data" of the Proxy Statement is incorporated herein by reference.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a)-(b) The information set forth in the sections entitled
"Summary -- Effects of the Merger," "-- Financing of the Merger," "Special Factors -- Conflicts of Interest," "-- Certain Effects of the Merger,"
"-- Financing of the Merger," "-- Conduct of Instron's Business After the Merger," "The Special Meeting -- Proxy Solicitation" and "The Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

     The entirety of the Proxy Statement is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

     * (a)(1) Letter dated May 3, 1999 from National City Bank to Kirtland.

       (b)(1) Opinion of The Beacon Group Capital Services, LLC dated May 6, 1999 (included as Appendix B to the Proxy Statement, which is filed herewith as Exhibit (d)(3)).

       (b)(2) Financial Analysis Presentation materials prepared by The Beacon Group Capital Services, LLC in connection with its presentation to the Board of Directors of Instron and its Opinion dated as of May 4, 1999.

       (c)(1) Agreement and Plan of Merger dated as of May 6, 1999 by and among Instron, MergerCo and Kirtland (included as Appendix A to the Proxy Statement, which is filed herewith as Exhibit (d)(3)).


       (c)(2) Letter Agreement dated as of May 6, 1999 by and among Kirtland and the Management Investors.


     * (c)(3) Letter Agreement dated as of May 6, 1999 by and among Kirtland, Instron and the Other Investors.

     * (c)(4) Voting Agreement dated as of May 6, 1999 by and among Kirtland, MergerCo, the Management Investors and certain of their affiliates, and the Other Investors and certain of their affiliates.

     * (c)(5) Form of Stockholders Agreement.

     * (c)(6) Form of Amendment to Restricted Stock Award Agreement.

     * (c)(7) Form of Instron Corporation 1999 Stock Option Plan.

     * (c)(8) Form of Incentive Stock Option Agreement.

     * (c)(9) Form of Nonqualified Stock Option Agreement.

     * (c)(10) Form of Amendment to Instron Corporation 1992 Stock Incentive
Plan.

     * (c)(11) Form of Amendment to Nonqualified Stock Option Agreement.

     * (c)(12) Form of Amendment to Incentive Stock Option Agreement.

       (d)(1) Letter to Stockholders (included in the Proxy Statement, which is filed herewith as Exhibit (d)(3)).

       (d)(2) Notice of Special Meeting of Stockholders (included in the Proxy Statement, which is filed herewith as Exhibit (d)(3)).

       (d)(3) Proxy Statement.


       (d)(4) Form of Proxy.


       (d)(5) Press Release issued by Instron and Kirtland dated as of May 7, 1999 (incorporated by reference to the Current Report on Form 8-K filed by Instron on May 12, 1999).

       (d)(6) Form of Voting Instruction Card.

     (e) Text of Sections 85 to 98 of Chapter 156B of the General Laws of Massachusetts (included as Appendix C to the Proxy Statement, which is filed herewith as Exhibit (d)(3)).

     (f) Not applicable.

* Previously filed

                                   SIGNATURES

     After due inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                                   INSTRON CORPORATION

Dated: July 16, 1999                                        By: /s/ LINTON A. MOULDING
                                                   --------------------------------------------
                                                             Name: Linton A. Moulding
                                                          Title: Chief Financial Officer

                                                   ISN ACQUISITION CORPORATION

Dated: July 16, 1999                                        By: /s/ THOMAS N. LITTMAN
                                                   --------------------------------------------
                                                             Name: Thomas N. Littman
                                                                 Title: Treasurer

                                                   KIRTLAND CAPITAL PARTNERS III L.P.
                                                   By: Kirtland Partners Ltd., its General
                                                   Partner

Dated: July 16, 1999                                        By: /s/ THOMAS N. LITTMAN
                                                   --------------------------------------------
                                                             Name: Thomas N. Littman
                                                              Title: Vice President

                                                   GEORGE S. BURR

Dated: July 16, 1999                                            /s/ GEORGE S. BURR
                                                   --------------------------------------------

                                                   HELEN L. BURR

Dated: July 16, 1999                                            /s/ HELEN L. BURR
                                                   --------------------------------------------

                                                   THE HAROLD HINDMAN TRUST -- 1969

Dated: July 16, 1999                                          By: /s/ HAROLD HINDMAN
                                                   --------------------------------------------
                                                               Name: Harold Hindman
                                                                  Title: Trustee

Dated: July 16, 1999                                        By: /s/ ROBERT N. SHAPIRO
                                                   --------------------------------------------
                                                             Name: Robert N. Shapiro
                                                                  Title: Trustee

                                                   JAMES M. MCCONNELL

Dated: July 16, 1999                                          /s/ JAMES M. MCCONNELL
                                                   --------------------------------------------

                                                   JOSEPH E. AMARAL

Dated: July 16, 1999                                           /s/ JOSEPH E. AMARAL
                                                   --------------------------------------------

                                                   KENNETH L. ANDERSEN

Dated: July 16, 1999                                         /s/ KENNETH L. ANDERSEN
                                                   --------------------------------------------

                                                   JOHN R. BARRETT

Dated: July 16, 1999                                           /s/ JOHN R. BARRETT
                                                   --------------------------------------------

                                                   JONATHAN L. BURR

Dated: July 16, 1999                                           /s/ JONATHAN L. BURR
                                                   --------------------------------------------

                                                   THE JONATHAN L. BURR TRUST -- 1965

Dated: July 16, 1999                                         By: /s/ JONATHAN L. BURR
                                                   --------------------------------------------
                                                              Name: Jonathan L. Burr
                                                               Title:  Beneficiary

                                                   YAHYA GHARAGOZLOU

Dated: July 16, 1999                                          /s/ YAHYA GHARAGOZLOU
                                                   --------------------------------------------

                                                   ARTHUR D. HINDMAN

Dated: July 16, 1999                                          /s/ ARTHUR D. HINDMAN
                                                   --------------------------------------------

                                                   WILLIAM J. MILLIKEN

Dated: July 16, 1999                                         /s/ WILLIAM J. MILLIKEN
                                                   --------------------------------------------

                                                   LINTON A. MOULDING

Dated: July 16, 1999                                          /s/ LINTON A. MOULDING
                                                   --------------------------------------------

                                                   JANE ELIZABETH MOULDING

Dated: July 16, 1999                                       /s/ JANE ELIZABETH MOULDING
                                                   --------------------------------------------

                                                   NORMAN L. SMITH

Dated: July 16, 1999                                           /s/ NORMAN L. SMITH
                                                   --------------------------------------------

                                                   HAROLD HINDMAN

Dated: July 16, 1999                                            /s/ HAROLD HINDMAN
                                                   --------------------------------------------

                                                   KIRTLAND PARTNERS LTD.

Dated: July 16, 1999                                        By: /s/ THOMAS N. LITTMAN
                                                   --------------------------------------------
                                                   Name: Thomas N. Littman
                                                   Title:  Vice President

                                                   KIRTLAND CAPITAL COMPANY III LLC

Dated: July 16, 1999                               By: Kirtland Partners Ltd., its managing
                                                   member
                                                            By: /s/ THOMAS N. LITTMAN
                                                   --------------------------------------------
                                                   Name: Thomas N. Littman
                                                   Title:  Vice President

                                 EXHIBIT INDEX



*(a)(1)    Letter dated May 3, 1999 from National City Bank to Kirtland
           Capital Partners III L.P.
 (b)(1)    Opinion of The Beacon Group Capital Services, LLC dated May
           6, 1999 (included as Appendix B to the Proxy Statement,
           which is filed herewith as Exhibit (d)(3)).
 (b)(2)    Financial Analysis Presentation materials prepared by The
           Beacon Group Capital Services, LLC in connection with its
           presentation to the Board of Directors of Instron and its
           Opinion dated as of May 4, 1999.
 (c)(1)    Agreement and Plan of Merger dated as of May 6, 1999 by and among Instron, MergerCo and Kirtland (included as Appendix A to the Proxy Statement, which is filed herewith as Exhibit
           (d)(3)).
 (c)(2)    Letter Agreement dated as of May 6, 1999 by and among
           Kirtland and the Management Investors.
*(c)(3)    Letter Agreement dated as of May 6, 1999 by and among
           Kirtland, Instron and the Other Investors.
*(c)(4)    Voting Agreement dated as of May 6, 1999 by and among
           Kirtland, MergerCo, the Management Investors and certain of their affiliates, and the Other Investors and certain of
           their affiliates.
*(c)(5)    Form of Stockholders Agreement.
*(c)(6)    Form of Amendment to Restricted Stock Award Agreement.
*(c)(7)    Form of Instron Corporation 1999 Stock Option Plan.
*(c)(8)    Form of Incentive Stock Option Agreement.
*(c)(9)    Form of Nonqualified Stock Option Agreement.
*(c)(10)   Form of Amendment to Instron Corporation 1992 Stock
           Incentive Plan.
*(c)(11)   Form of Amendment to Nonqualified Stock Option Agreement.
*(c)(12)   Form of Amendment to Incentive Stock Option Agreement.
 (d)(1)    Letter to Stockholders (included in the Proxy Statement,
           which is filed herewith as Exhibit (d)(3)).
 (d)(2)    Notice of Special Meeting of Stockholders (included in the
           Proxy Statement, which is filed herewith as Exhibit (d)(3)).
 (d)(3)    Proxy Statement.
 (d)(4)    Form of Proxy.
 (d)(5)    Press Release issued by Instron and Kirtland, dated as of
           May 7, 1999 (incorporated by reference to the Current Report on Form 8-K filed by Instron on May 12, 1999).
 (d)(6)    Form of Voting Instruction Card.
 (e)       Text of Sections 85 to 98 of Chapter 156B of the General
           Laws of Massachusetts (included as Appendix C to the Proxy
           Statement, which is filed herewith as Exhibit (d)(3)).


* Previously filed